May 3, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549-7010
Attention: Larry Spirgel

Re:	Access Plans, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 Filed December 22, 2010 Form 10-Q for the Fiscal Quarter Ended December 31, 2010 File No. 0-30099
Dear Ladies and Gentleman:
This letter is being furnished on behalf of Access Plans, Inc. (the “Company”) in response to comments in the letter dated March 18, 2011 from Larry Spirgel of the Staff (the “Staff”) of the Securities and Exchange Commission to Brett Wimberley, President and Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2010 and the Form 10-Q for the Fiscal Quarter Ended December 31, 2010.
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is being sent under separate cover to Melissa Hauber and Robert S. Littlepage, Jr. of the Staff.
Form 10-K for the fiscal year ended September 30, 2010
Critical Accounting Policies, page 26
Goodwill and Intangible Assets, Page 27
Comment No. 1
We note your response to comment one from our letter dated March 18, 2011. Please confirm that you will disclose in the notes to your financial statements the amount of goodwill allocated to each reportable segment, as required by ASC 350-20-50-1

Response
We will revise our disclosures on a prospective basis as follows:
We evaluate goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using discounted projected cash flows. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second step is performed to measure the amount of impairment loss, if any. The Company evaluates the impairment of goodwill and the recoverability of other intangible assets as of the end of each fiscal year or whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. These circumstances include:
•	a significant decrease in the market value of an asset;

•	a significant adverse change in the extent or manner in which an asset is used; or

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.
Goodwill allocated to each reportable segment consists of the following:

	December 31, 2010	September 30, 2010
Wholesale Plans	$455,000	$455,000
Retail Plans	2,816,027	2,816,027
Insurance Marketing	1,105,312	1,105,312

Total	$4,376,339	$4,376,339

(Current quarter will be reflected)
Consolidated Balance Sheets, page 38
Comment No. 2
We note your response to comment two from our letter dated March 18, 2011. Please describe for us in more detail the nature of the accruals for vendor network fees, discount benefits expense and marketing leads.
Response
Our vendor network fees and discount benefits expense are paid to third parties approximately 30 days after the end of each month. The calculation of fees is based on the number of members the company received payment on from its customers. These vendors provide eligible members with access to the vendor’s network of providers or the vendor’s discount benefits. The calculation of vendor network fees is based on the number of members eligible to receive the vendor’s network times a negotiated rate or other agreed to factor.

We provide our sales force within our Insurance marketing division with marketing lead credits that average about $15 each for certain issued insurance policies sold by the sales force. These costs are amortized over the average life that the policy remains in force and continues to earn commissions. The average life of a policy is eighteen months. The calculated monthly charges is adjusted for changes in the lead credit liability at the end of the month and for excess of capitalized lead balance over deferred revenue balance related to policy enrollment/application fee revenues.
Note 2. Summary of Significant Accounting Policies, page 42.
Revenue Recognition, page 44
Comment No. 3.
We note your response to comment five from our letter dated March 18, 2011. Tell us and disclose where you have recorded the deferred policy acquisition costs on your balance sheet and quantify the amount capitalized at each balance sheet date.
Response
Policy acquisition costs, principally lead and marketing credits, are recorded on the balance sheet in the deferred revenue line item to the extent such deferred costs do not exceed the related gross deferred revenue. The balances at September 30, 2010 and 2009 were and $36,008 and $138,900, respectively.
Comment No. 4
We note your response to comment six from our letter dated March 18, 2011. Please provide us with a more comprehensive analysis of your determination that your revenues should be presented on a gross basis. For each source of revenue in each segment, please address the factors discussed in FASB ASC 605-45. In particular, it is not apparent to us that you are the primary obligor in your revenue arrangements.
Response
Wholesale and Retail Plans Division
The entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, Our membership offerings require us to provide a package of benefits to their enrolled customers. We are responsible for member fulfillment, customer service and contract with multiple third party suppliers that have established national networks of service providers which have agreed to provide discounts to our members.
The entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity has risks and rewards of a principal in the transaction. We determine our price of our membership plans based on the services our customers have selected for us to provide to their enrolled customers.
The entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, We determine the specifications of the service and contract with multiple suppliers for these services.

Insurance Marketing
The entity is the primary obligor in the arrangement — Our Insurance Marketing Division (“IMD”) is the primary obligor in regards to the commission with the insurance agents. IMD holds the Master General Agent agreement with each carrier, contracting agents to market carrier products. The agents are contracted directly to IMD and the carrier has no direct obligation to pay the agent. IMD also receives advanced commissions from certain carriers that IMD has full repayment responsibility. The carriers have no recourse from the agent for these advances as there is no direct contractual relationship between the carrier and the agent.
The entity changes the product or performs part of the service — Characteristic exists in IMD’s association packages. It also partially exists in all other products where IMD provides recommendations in product design. Regarding service, IMD supports its agents in providing ongoing customer service especially for policy owners who want assistance in dealing with carriers and to ensure persistency levels are maintained. This is included as part of commission percentage negotiations with the carriers.
The entity has discretion in supplier selection — IMD has full latitude to select the carriers and the products that it markets via its sub-agents. IMD negotiates contracts with carriers and with associations to represent their products and within the contractual terms has the ability to discontinue product and/or carrier representation at its discretion.
The entity is involved in the determination of product or service specifications — Characteristic exists in IMD’s association packages. It also partially exists in all other products, for IMD identifies a need and finds a carrier who has an existing product that fills this need. Ultimately, carrier establishes product or service specifications. IMD is involved in service specifications. It identifies and implements ongoing customer service activities with both customers and insurance agents. It resolves issues and settles with the insurance agents.
The entity has credit risk — In addition to IMD being the primary obligor in regards to the commission with the insurance agents, AHCP is responsible for down line hierarchy advances. Agent advances are an integral part of its business model. The entity keeps a provision for bad debt for commissions advanced to agents who leave with balance owed.
The entity’s supplier is the primary obligor in the arrangement — Characteristic present in the arrangement between the carrier and the policy owner. In the arrangement between the carrier and agent, IMD is the obligor since it is ultimately responsible for commission advances from the carrier. The arrangement in question deals more with the entity’s obligation to guarantee commission advances. IMD has ongoing obligations. The entity guarantees the underwriters for advances they make on IMD’s behalf to the agents.
The amount the entity earns is fixed — IMD’s earnings are based on commission percentages of premium that are negotiated with each carrier. The amount earned is determined by the amount of commissionable premium collected by the carrier. Commissionable premium will vary by product, by carrier and by other variables (i.e. rate increases are not commissionable; some carriers have healthcare reform components that are not commissionable, etc).

Item 9A and Item 9A(T). Controls and Procedures, page 61.
Evaluation of Disclosure Controls and Procedures, page 61
Comment No. 5.
We note your response to comment nine from our letter dated March 18, 2011. We continue to believe that you should amend our Form 10-K for the year ended September 30, 2010 and Form 10-Q for the quarter ended December 31, 20010 to disclose your conclusions regarding disclosure controls and procedures as of these dates.
Response
We will amend our Form 10-K for the year ended September 30, 2010 and Form 10-Q for the quarter ended December 31, 2010 to disclose our conclusions regarding disclosure controls and procedures as of these dates.
NOTE 15. WAIVER REIMBURSEMENT LIABILITY, page 56 — Response Amended
Comment No. 7.
We note your disclosure of your incurred but not reported reimbursement obligation. In addition to this disclosure, please provide in your footnote a roll forward schedule of this accrued liability so that all of the activities affecting the balance and the total recorded accrual for your reimbursement obligation are transparent to readers.
Response — Amended

Balance at September 30, 2009	$1,102,900
Claims paid, 10/1/09 — 09/30/10	6,288,756
Claims accrued, 10/1/09 — 09/30/10	6,032,456

Balance at September 30, 2010	$846,600

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The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (405) 579-8525.

Sincerely,

/s/ Brett Wimberley

President and Chief Financial Officer